SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
 1934

May 21, 2021

Commission File Number 001-14978

 SMITH & NEPHEW plc
(Registrant's name)

Building 5, Croxley Park,
Hatters Lane, Watford, Hertfordshire, WD18 8YE,
England

(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X                Form 40-F
    ---                               ---
[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

Yes                        No X
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[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                      No X
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[Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the
Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.]

Yes                  No X
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If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

SMITH & NEPHEW PLC

21 May 2021

NOTIFICATION AND PUBLIC DISCLOSURE IN ACCORDANCE WITH THE REQUIREMENTS OF THE EU MARKET ABUSE REGULATION OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES ("PDMR") AND PERSONS CLOSELY ASSOCIATED WITH THEM.

On 21 May 2021 the following awards of US$0.20 ordinary shares (the "Shares") in Smith & Nephew plc (the "Company") were granted under the Smith & Nephew Global Share Plan 2020. The awards have been made in London and are based on the closing Share price on the London Stock Exchange on 20 May 2021 of £15.495.

1.       PERFORMANCE SHARE PROGRAMME 2021 AWARDS GRANTED UNDER THE SMITH & NEPHEW GLOBAL SHARE PLAN 2020

The Remuneration Committee has approved performance conditions attached to the vesting of these awards, which are detailed below. These awards will vest on 21 May 2024 for the Executive Directors and 9 March 2024 for the other participants, subject to the achievement of the performance conditions which are measured over the period 1 January 2021 to 31 December 2023 as set out below.

The number of shares subject to the above awards are shown at target vesting. Should maximum vesting be achieved, participants will receive 2x the number of shares shown below. Participants will receive an additional number of shares equivalent to the amount of dividend payable per vested share during the relevant performance period.

The following relates to all individuals included in this section:

Reason for the notification
Initial notification /Amendment	Initial notification
Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Name	Smith & Nephew plc
LEI	213800ZTMDN8S67S1H61
Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
Description of the financial instrument, type of instrument	Smith & Nephew plc Ordinary Shares of USD 0.20 each
Identification code	ISIN: GB0009223206
Nature of the transaction	Performance Share Awards granted at target on 21 May 2021 under the Smith & Nephew Global Share Plan 2020.
Date of Transaction	2021 - 05 - 21
Place of Transaction	London Stock Exchange (XLON)

Name (Position)	Director / PDMR	Price (£)	Volume	Aggregated information
Bradley Cannon (President Sports Medicine & ENT)	PDMR	15.495	57,367	N/A Single Transaction
Peter Coenen (President EMEA Region)	PDMR	15.495	31,627	N/A Single Transaction
Phil Cowdy (Chief Business Development & Corporate Affairs Officer)	PDMR	15.495	25,605	N/A Single Transaction
Roland Diggelmann (Chief Executive Officer)	Executive Director	15.495	96,174	N/A Single Transaction
Myra Eskes (President APAC Region)	PDMR	15.495	32,625	N/A Single Transaction
Simon Fraser (President Advanced Wound Management)	PDMR	15.495	49,153	N/A Single Transaction
Melissa Guerdan (Chief Quality & Regulatory Affairs Officer)	PDMR	15.495	30,423	N/A Single Transaction
Skip Kiil (President Orthopaedics)	PDMR	15.495	70,367	N/A Single Transaction
Elga Lohler (Chief HR Officer)	PDMR	15.495	32,622	N/A Single Transaction
Anne-Françoise Nesmes (Chief Financial Officer)	Executive Director	15.495	51,468	N/A Single Transaction
Catheryn O'Rourke (Chief Legal & Compliance Officer)	PDMR	15.495	34,098	N/A Single Transaction
Vasant Padmanabhan (President Research & Development)	PDMR	15.495	31,967	N/A Single Transaction
Susan Swabey (Company Secretary)	PDMR	15.495	5,484	N/A Single Transaction

As explained on page 119 of the 2020 Annual Report the performance conditions applying to these awards have been determined by the Remuneration Committee having now had more time to understand how COVID-19 might impact upon our business between 2021 and 2023.

The awards made to the Executive Directors are subject to four equally weighted performance measures: Total Shareholder Return (TSR), Return on Invested Capital (ROIC), Global Revenue Growth and Cumulative Free Cash Flow. Page 119 of the 2020 Annual Report explains how TSR will be measured and defines the calculation of ROIC.

The awards subject to TSR will vest as follows. The two equally weighted peer groups are defined on page 119 of the 2020 Annual Report.

	Award vesting as % of salary at date of grant
	Sector based peer group	FTSE100 peer group
Below the index	Nil	Nil
Equaling the index	8.6%	8.6%
8% above the index	34.4%	34.4%

Awards will vest on a straight-line basis between these points. The maximum has been set significantly above target reflecting the maximum opportunity for outperformance.

The awards subject to ROIC will vest as follows:

Return on Invested Capital Year ended 31 December 2023	Award vesting as a % of salary
Below 9.8%	Nil
9.8%	17.2%
11.8%	34.4%
13.8%	68.8%

Awards will vest on a straight-line basis between these points.

The awards subject to Revenue Growth will vest as follows:

Three years ended 31 December 2023	Award vesting as a % of salary
Below Threshold	Nil
Threshold (-8% of target)	17.2%
Target - set by reference to our expectations	34.4%
Maximum or above (+8% of target)	68.8%

Awards will vest on a straight-line basis between these points.

Revenue Growth targets for the three years ended 31 December 2023 for these awards, even though now determined, will not be disclosed until the 2023 Annual Report, when the Remuneration Committee will discuss performance against the target. It is not possible to disclose precise targets at the time of grant to avoid giving commercially sensitive information to our competitors concerning our growth plans.

The awards subject to Cumulative Free Cash Flow will vest as follows:

Cumulative free cash flow Three years ended 31 December 2023	Award vesting as % of salary
Below $1,370m	Nil
$1,370m	17.2%
$1,712m	34.4%
$2,054m	68.8%

Awards will vest on a straight-line basis between these points.

Susan Swabey
Company Secretary
Smith & Nephew plc

Tel:  +44 (0)1923 477410

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Smith & Nephew Plc
(Registrant)

Date: May 21, 2021

By: /s/ Susan Swabey
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                                                                                                                              Susan Swabey
                                                                                                                      Company Secretary